SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1    Translation of letter to the Comisión Nacional de Valores, Mercado Electrónico Abierto S.A. and Bolsas y Mercados Argentinos S.A. dated August 2, 2023.

City of Buenos Aires, August 2, 2023

To the

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

C1041AAE City of Buenos Aires

Re.: YPF S.A. Maxus Liquidating Trust Settlement Agreement - Payment

Dear Sirs:

The purpose of this letter is to comply with the requirements of the Rules of the Argentine Securities Commission and the corresponding ByMA and MAE Regulations.

We make reference to the Maxus Liquidating Trust Settlement Agreement dated April 06, 2023 (the “Trust Settlement Agreement”) that was duly disclosed by means of (i) the Relevant Fact of April 06, 2023, through the Financial Information Highway (Autopista de Información Financiera) of the Argentine Securities Commission, and (ii) the Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 through the EDGAR platform of the U.S. Securities and Exchange Commission (SEC) on April 07, 2023.

On August 02, 2023, following satisfaction of all conditions and procedural steps, the YPF Defendants made payment of the settlement amount due under the Trust Settlement Agreement, and the dismissals and releases thereunder became effective as to the YPF Defendants, including dismissal of all relevant state and federal actions against the YPF Defendants.

Yours faithfully,

Pedro Kearney
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 2, 2023	By:	/s/ Pedro Kearney
	Name:	Pedro Kearney
	Title:	Market Relations Officer